UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 on
FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-133992
Telemar Participações S.A.

(Exact name of registrant as specified in its charter)
Praia de Botafogo 300, 11 andar, sala 1101 (parte), 22250-040, Rio de Janeiro
Rio de Janeiro, Brazil, +55-21-3873-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 8
     Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 with respect to the Common Stock, no par value.
     Pursuant to the requirements of the Securities Exchange Act of 1934 Telemar Participações S.A.has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2007	By:	/s/ Jose Augusto da Gama Figueira
Jose Augusto da Gama Figueira, Executive Officer